Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND OPERATING RESULTS

For the three and nine month periods ended September 30, 2011

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of November 24, 2011 and should be read in conjunction with the unaudited interim consolidated financial statements as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010 and their accompanying notes prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly was reporting in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2010 annual audited financial statements and MD&A which can be found on the Company’s website. The 2010 annual audited financial statements were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 20. Upon reporting in accordance US GAAP, certain historic equity related transactions were classified differently compared to Canadian GAAP which changed the reported balances of share capital, contributed surplus and deficit but, in aggregate, did not affect total shareholders’ equity. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this analysis are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. The forecasts and projections that make up the forward-looking information are based on assumptions, which include, but are not limited to, no significant operational disruptions or environmental liability as a result of a catastrophic event or environmental upset; the competitiveness of ginseng pricing; access to capital at borrowing rates acceptable to the Company; interest rates; and exchange rates. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is one of the world’s largest suppliers of North American ginseng and is headquartered in Richmond, British Columbia, Canada, with farming operations in Ontario. The Company did not plant new crops in 2009 or 2010 and is planning to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The intention to cease operations resulted in the

Company offering retention bonuses to certain management and staff to ensure continuity and operational efficiency until the intended closure date. The Company also entered into an agreement on September 14, 2011 for the sale of substantially all of its assets and real property used in connection with the farming operations in Ontario with a closing date in January 2012.

The Company continued to sell its inventory from the 2010 harvest in the third quarter of 2011 and recorded a gross margin of $831,000 on revenue of $1.7 million for the three month period ended September 30, 2011 compared to a gross margin of $589,000 on revenue of $2.9 million for the three month period ended September 30, 2010. The decrease in revenue was due to a decrease in the volume of sales as the Company has sold more of its inventory earlier in the year compared to 2010. The higher sales prices earned on the 2010 harvest sold in 2011 resulted in the Company recording a higher gross margin and also resulted in net earnings of $787,000 for the three month period ended September 30, 2011 compared to $498,000 for the same period in the prior year.

RESULTS OF OPERATIONS

Revenue decreased to $1.7 million in the third quarter of 2011 from $2.9 million in the third quarter of the previous year but increased to $9.1 million for the nine months ended September 30, 2011 compared to $5.7 million in the prior year period. The Company sold 470,000 pounds of root for an average price of $19.24 per pound in the first nine months of 2011 compared to 644,000 pounds of root sold for an average price of $8.60 per pound in the first nine months of 2010. Sales in the first nine months of 2011 consisted mostly of higher quality ginseng roots from the 2010 harvest in Ontario while the sales in the first nine months of 2010 consisted of lesser quality ginseng roots from the 2009 harvest in Ontario and low demand, low quality roots from the 2008 harvest in British Columbia. The Company has a minimal amount of inventory remaining from its 2010 harvest which is expected to be sold during the fourth quarter of 2011.

Cost of goods sold was 52% of sales revenue in the third quarter of 2011, compared to 80% in the previous year period and was 52% of sales revenue for the nine months ended September 30, 2011 compared to 90% for the nine months ended September 30, 2010. The Company had a gross margin of 48% of sales in the third quarter of 2011 compared to 20% of sales in the third quarter of 2010. Gross margin was 48% of sales for the nine months ended September 30, 2011 compared to 10% for the nine months ended September 30, 2010. The increase in gross margin in the current period was a result of higher sale prices achieved for the 2010 harvest inventory sold in 2011 which was due to a higher quality of product and an increase in overall market demand. The prior year cost of goods sold for the nine months ended September 30 also included a write-down of $170,000 on ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost damage at one of the Company's farm locations.

For the three months ended September 30, 2011, selling, general and administrative expenses increased to $249,000 compared to $185,000 for the three months ended September 30, 2010. For the nine months ended September 30, 2011, selling, general and administrative expenses increased to $998,000 compared to $602,000 for the nine months ended September 30, 2010. For the three and nine month periods ended September 30, 2011, this amount included $63,000 and $189,000, respectively, in retention bonuses for management and staff which were accrued as at September 30, 2011. The selling, general and administrative expenses for the nine month period ended September 30, 2011 also includes a performance bonus of $225,000 to the management and farm staff which was approved by the Board of Directors during the three month period ended March 31, 2011 and was paid during the three month period ended June 30, 2011. The Company expects that its total selling, general and administrative expenses will continue to increase in 2011 compared to 2010 due to the continued accrual of retention bonuses.

For the three and nine month periods ended September 30, 2011, the Company incurred operating income of $582,000 and $3.3 million, respectively, compared to operating income of $302,000 and an operating loss of $23,000, respectively for the three and nine month periods ended September 30, 2010. The increase in operating income was primarily due to the gross margin earned on sales from the 2010 harvest in the current period.

The Company had no interest expense on long-term debt in the third quarter of 2011 compared to $120,000 for the prior year period. Interest expense on long-term debt decreased to $9,000 in the first nine months of 2011 from $314,000 in the first nine months of 2010. The decrease in interest on long-term debt is due to a reduction in the loan balance as the Company began repaying its debt during 2010 and settled the debt obligation in full during the first quarter of 2011. The Company does not expect to incur any additional interest expense.

The Company had other non-operating income for the three and nine month periods ended September 30, 2011 of $190,000 and $133,000, respectively, compared to $212,000 and $621,000 during the prior year periods, respectively. For the three and nine month periods ended September 30, 2011, the Company received $45,000 in government supplements received from Agriculture Canada for the sale of ginseng roots grown in British Columbia for the 2008 and 2009 fiscal years. There are no contingencies attached to the funds received. The remaining non-operating income for 2011 is primarily from foreign exchange gains. For the three and nine month periods ended September 30, 2010 the Company had $98,000 and $585,000, respectively, of gains on the disposal of property, plant and equipment included in other non-operating income with the remaining non-operating income being primarily from foreign exchange gains.

For the three month period ended September 30, 2011, the Company incurred net earnings of $787,000, or $0.02 per basic share, compared to $498,000, or $0.01 per basic share, for the three month period ended September 30, 2010. For the nine month period ended September 30, 2011, the Company incurred net earnings of $3.5 million, or $0.10 per basic share, compared to $289,000, or $0.01 per basic share, for the nine month period ended September 30, 2010. The net earnings increased primarily due to the gross margin earned on sales from the 2010 harvest in the current period.

The Company did not declare any dividends on any class of shares during the nine month period ended September 30, 2011 or for any period in the previous three fiscal years ended December 31, 2010.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2009 through September 30, 2011. This information has been derived from unaudited interim consolidated financial statements prepared in accordance with United States general accepted accounting principles that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars		2011			2010			2009
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$1,739	3,795	3,525	3,254	2,892	1,980	825	980
Write-downs	-	-	-	-	-	(170)	-	(514)
Operating income (loss)	582	1,520	1,215	855	404	(302)	(125)	(1,278)
Net earnings (loss)	787	1,513	1,162	973	498	(113)	(97)	(486)
Net earnings (loss) per share:
Basic and diluted	$0.02	0.05	0.03	0.03	0.01	(0.00)	(0.00)	(0.01)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are usually sold. However, this was not the case in 2010 as the majority of the Company’s 2009 harvest inventory was shipped to customers in the third and fourth quarters of 2010. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations for the three and nine month periods ended September 30, 2011 was $532,000 and $5.5 million, respectively, compared with cash used by operations of $175,000 and $145,000 for the same period in 2010. Cash provided by operations increased during the current period primarily due to an increase in the amount of proceeds received from customers from the sale of inventory compared to the prior year.

Crop cost expenditures before depreciation totalled $509,000 for the three month period ended September 30, 2011 and $1.2 million for the nine month period ended September 30, 2011. This compares to $781,000 for the three month period ended September 30,

2010 and $1.7 million for the nine month period ended September 30, 2010. The decrease in expenditures was due to a reduction in the number of acres under cultivation.

During the three month period ended March 31, 2011, the Company repaid US$3,000,000 in long-term debt at a cost of $2,950,000 which fully settled the Company’s long-term debt obligation to a company formerly under common control. The Company had repaid $448,000 in the first quarter of 2010 and repaid $3,712,000 for the year ended December 31, 2010.

The Company’s cash as at September 30, 2011 was $5.2 million compared to a balance of $2.7 million at December 31, 2010, a net increase of $2.5 million. The working capital position of the Company at September 30, 2011 was a surplus of $9.4 million compared to a surplus of $8.7 million at December 31, 2010. The Company has been able to repay almost $3.0 million of long-term debt and fund its expenses from cash provided by operations over the first nine months of 2011. The Company’s cash includes cash on hand, cash deposited in large, high quality financial institutions and cash invested in guaranteed short-term instruments with large, high quality financial institutions that can be converted to cash in one business day.

The Company believes that its existing cash resources will be sufficient to meet its working capital and operating requirements of the existing operations for the next twelve months. If the Company were to undertake new operations, it may become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company.

As at September 30, 2011, the Company had the contractual obligations and commercial commitments as follows:

The Company has committed to $58,000 in operating leases over the next year which comprise of leases of equipment, office facilities and vehicles.

The Company has committed to $39,000 in agricultural land leases which comprise of the Company’s land rentals in Ontario for the cultivation of ginseng. The Company’s $39,000 commitment to agriculture land rentals can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is currently financed through the sale of inventory.

SALE OF PROPERTY, PLANT & EQUIPMENT

On September 15, 2011 the Company announced that it had entered into an agreement for the sale of certain assets and real property used in connection with the farming operations in Ontario for total consideration of $1.85 million in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011. Under the terms of the Agreement, a deposit of $295,000 has been paid by the buyer to the solicitors of the Company in trust for the buyer until closing. If the closing does not occur on the closing date scheduled for January 16, 2012 because of any events not satisfied under the conditions of the Agreement, the deposit will be returned to the buyer other than a non-refundable amount of $80,000. The closing of the transaction was approved by the Company’s shareholders at a special meeting on October 28, 2011.

The assets and real property in the Agreement constitute substantially all of the operating assets of the Company's farming operations. The Company will continue to depreciate these assets until the Company stops using them at the end of the 2011 harvest at which time the Company will reclassify them as assets held for sale. The Company expects that the net book value of these assets at the end of the 2011 harvest will approximate their net realizable value and that there will be a small gain or loss upon their disposal.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. For the three and nine month periods ended September 30, 2011, the Company paid management fees of $14,000 and $42,000 (September 30, 2010 - $15,000 and $51,000), respectively, of which $10,000 (2010 - $10,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of, or during, the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net deferred income tax asset or liability exists. The valuation of any deferred income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of deferred interest expense. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A minor portion of the Company’s accounts receivable is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other receivables, and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items.

OUTLOOK

The Company has improved both the quality and quantity of its annual harvest in Ontario which is reflected in the Company’s profitability during the current period. However, the Company has not planted new ginseng crops since 2008 so any effort to continue operations would result in a substantial reduction in revenue from potential harvests in 2012 through 2014. Also, the Company believes that there will continue to be a high amount of uncertainty for the market price of ginseng and does not believe that current market prices will be sustained in the long-term. The Company is planning to cease operations in their current form after completing the harvest in 2011 and selling of the inventory from that harvest as well as its operating assets and real property in 2012. As the inventory and operating assets are being sold in 2012, the Company will continue to evaluate potential new ventures. However, in the event that no such ventures are undertaken, the Company plans to wind-up and repatriate all remaining assets to the shareholders.